UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

AgroFresh Solutions, Inc.

(Name of Issuer)

COMMON STOCK, 0.0001 par value

(Title of Class of Securities)

00856G109

(CUSIP Number)

Eric Ross

c/o Boulevard Acquisition Sponsor, LLC
399 Park Avenue, 6th Floor
New York, New York 10022
(212) 878-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00856G109		SCHEDULE 13D

1	Name of Reporting Persons Boulevard Acquisition Sponsor, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 5,800,728

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 5,800,728

11	Aggregate Amount Beneficially Owned by Each Person 5,800,728

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5(a)) 11.0%

14	Type of Reporting Person CO

CUSIP No. 00856G109		SCHEDULE 13D

1	Name of Reporting Persons Marc Lasry

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 5,800,728

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 5,800,728

11	Aggregate Amount Beneficially Owned by Each Person 5,800,728

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5(a)) 11.0%

14	Type of Reporting Person IN

CUSIP No. 00856G109		SCHEDULE 13D

1	Name of Reporting Persons Sonia E. Gardner

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 5,800,728

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 5,800,728

11	Aggregate Amount Beneficially Owned by Each Person 5,800,728

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5(a)) 11.0%

14	Type of Reporting Person IN

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on February 24, 2014 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the Commission on March 21, 2014, Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the Commission on July 31, 2015, Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the Commission on April 6, 2017 and Amendment No. 4 to Schedule 13D filed by the Reporting Persons with the Commission on April 11, 2017. Capitalized terms used in this Amendment No. 5 but not otherwise defined herein have the meanings given to them in Amendment No. 4.

Except as otherwise set forth herein, this Amendment No. 5 does not modify any of the information previously reported by the Reporting Persons in the Initial Schedule 13D.

Item 4.                                                         Purpose of the Transaction.

Item 4 is hereby amended by adding the following:

On December 22, 2017, Marc Lasry provided notice of his resignation as a member of the board of directors of the Issuer, effective as of December 26, 2017.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 29, 2017

BOULEVARD ACQUISITION SPONSOR, LLC

By:	/s/ Marc Lasry
Name: Marc Lasry
Its: Managing Member

/s/ Marc Lasry
Marc Lasry

/s/ Sonia E. Gardner
Sonia E. Gardner